UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRICATE ISSUER PURSUANT TO RULE 13a - 16 OR 15b - 16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of ___March 2007__

Commission File Number 001-13803

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Level 3, 40 Johnston Street, Wellington 6145 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☒   No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: March 22nd, 2007	By:	/s/ Rick Webber

(Signature)

Richard Ernest Webber
	Title:	CEO and President

Wellington, New Zealand – March 22nd, 2007 - Austral Pacific Energy Ltd. (TSX-V: APX; NZSX: APX; AMEX: AEN)

Austral Pacific Energy Ltd. Announces Memorandum of Understanding (“MOU”)

Austral Pacific Energy Ltd. is pleased to announce that a non binding MOU with Alcan

South Pacific has been concluded with its wholly owned subsidiary Austral Pacific Energy (PNG) Limited.

The MOU sets out the activity to further investigate the supply of approximately 40 billion cubic feet of natural gas per annum over 20 years to the Gove Refinery in the Northern Territory of Australia. This work programme is expected to be completed by mid 2008 and aims to provide sufficient information for the parties to proceed to a binding agreement to supply natural gas to Gove.

Austral Pacific Energy Ltd., through its wholly owned subsidiary Austral Pacific Energy (PNG) Limited, is a joint venture participant in two exploration permits, PPL 235 and PPL 261, in the Western Province of Papua New Guinea.

PPL 235 has two wells, Douglas-1 and Langia-1, which are both gas discoveries with potential condensate. In Langia-1, the discovery consists of a net 7 metres of gas pay in a high quality reservoir. Douglas-1 consists of a net 25 metres of gas pay in two sections with excellent porosity and permeability characteristics. PPL 261 is contiguous with PPL 235.

The PPL 235 joint venture also owns the Coral Sea 1 drilling rig, which has been maintained on site in anticipation of further drilling to build the companies’ oil and gas resources.

Austral CEO Rick Webber said, “We are delighted that our enthusiasm for our licenses in Papua New Guinea has been vindicated by the range of potential commercial opportunities that has emerged from the pre-feasibility study conducted in late 2006. Execution of the MOU with Alcan South Pacific establishes a framework for progressing monetization of the Douglas gas discovery. We now look forward to accelerating our drilling programme with the immediate tasks of flow testing Douglas-1 and drilling appraisal wells on the Douglas gas field and drilling our nearby Puk Puk structure, the drilling here having been substantially de-risked by the success of Douglas. It is anticipated that the proposed drilling programme should be completed by mid 2008.”

Austral owns 35% of PPL 235 and 50% of PPL 261.

Web site: www.austral-pacific.com

Email: ir@austral-pacific.com

Phone: Rick Webber, CEO +64 (4) 495 0880

None of the Exchanges upon which Austral Pacific's securities trade have approved or disapproved the contents hereof. This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market, political or business conditions.

See our public filings at www.sedar.com and www.sec.gov/edgar/searchedgar/webusers.htm for further information.